UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 11 June, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







FOR IMMEDIATE RELEASE                                              11 JUNE 2003

                           Allied Irish Banks, p.l.c.

                                 Trading Update

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its half-year close period.

Growth in our Irish and British retail and commercial banking businesses continues to be excellent. In both islands we are growing faster than our competitors and we continue to target underlying double digit operating performance growth in these businesses. In Ireland we are winning a greater share of customers' business and in Britain we are gaining more customers within our chosen niches. The Capital Markets Division continues to display resilience in difficult market conditions. Performance in Poland is weaker, primarily due to the impact of sharp interest rate cuts on our deposit base. Throughout our business, we relentlessly focus on productivity and expect to maintain a positive underlying gap between income and cost growth for the year 2003.

The weakening of the US dollar, sterling and Polish zloty against the euro will give rise to an estimated negative currency impact of 4% on the translation of earnings from our non euro denominated businesses, despite an active hedging policy. Accordingly, we are now targeting low single digit growth in underlying adjusted Group earnings per share for 2003.

At the interim stage, we expect an out-turn of marginal underlying adjusted earnings per share growth because of:

  - Particularly strong interest rate management performance in the first half of 2002.

  - Lower Allfirst performance in the first quarter compared with 2002, notably a reduced yield from the restructured investment securities portfolio.

  - Significant, non recurring income generated by Ark Life in the early months of 2002 during the closing stage of the Government sponsored savings campaign (SSIAs).

At our annual results presentation in February our guidance for 2003 excluded certain significant / one off items. We indicated then that we would seek to clarify their effect in this trading update, including the impact of the merger of Allfirst with M&T which was completed on April 1st 2003. We have appended an analysis of our 2002 results to facilitate year on year comparisons, and the following table and comment is intended to provide further clarification.


2002 Adjusted Earnings per Share                           123.0c
Significant / one off items:
 1. FRS 17                                   c. (5.9c)
Reduction in other finance income
Government levy                              c. (3.5c)

Total significant / one off items            c. (9.4c)


        A post tax gain of approximately EUR450m will be recognised on the merger of Allfirst with M&T. Good progress is already evident in the integration of Allfirst into M&T, and the 2003 results will include AIB's 22.5% share of a one time M&T restructuring charge.

Republic of Ireland Division

Good economic management is essential to ensure Ireland remains well positioned to benefit from a potential upswing in the global economy, which we expect to gather momentum over the coming months. This year we anticipate GDP growth of around 2% in Ireland.

Customer demand for our retail and commercial banking products and services is very strong. Our primary focus on doing more business with our existing customers is being tangibly reflected in increasing revenues and market shares. This is particularly evident in our loan book which is on target to grow by around 15% this year. Home mortgages continue to be the fastest growing product category and we are extending our rate of growth relative to the market without dilution of our credit criteria. Similarly, in our other loan portfolios, volumes are ahead of expectations and there is a good pipeline of new business. Deposits are increasing in line with expectations.

The repositioning of Ark Life in the bancassurance market, referred to at our 2002 results presentation, is progressing well. Performance in the first half will be lower due to the closing of the SSIAs in 2002, however we expect the second half will be better, reflecting the repositioning of the business.

Great Britain and Northern Ireland Division

The deepening and extending of this high quality franchise is being reflected in strong loan and deposit volumes, both of which are recording good double digit annual increases. Our drive to be recognised as the bank of choice in chosen market segments in Great Britain is being rewarded by buoyant demand from new and existing customers. Our differentiated approach to customer relationship building and our growing presence in mid market sectors is being supported and underpinned by significant investment in people and new locations. A similar approach to the Republic of Ireland business model is being implemented in Northern Ireland where we continue to gain market share in key product categories.

Capital Markets Division

Operating performance from our corporate banking business continues to be strong. We are seeing good loan growth in our international businesses, notably in Great Britain and New York. Conversely, loan demand from our domestic corporate banking customers remains subdued. Good fee income is being generated, notably from our highly successful CDOs.

Our treasury performance is in line with expectations. The significant benefit of being positioned for falling interest rates in 2002 will not be repeated as positions run off. Our current utilisation of market risk limits is low. Investment banking and asset management revenues are also being affected by the overall low levels of activity and market conditions generally.

Allied Irish America, now part of Capital Markets division, continues to perform well.

Poland Division

The building of our Polish franchise is largely complete, enabling us maintain good cost discipline and positioning us to deliver medium term profit growth. The current low level of economic activity however is militating against significant loan growth. We are maintaining our resolve not to compromise asset quality, which is improving, and accordingly loan volumes this year will increase by a single digit percentage. The very steep fall in interest rates from 19% in 2001 to 5.5% recently, which we welcome as a prerequisite for future growth in the economy, is having a significant adverse effect on interest income from deposits, in what is still a heavily deposit led bank.

USA

While still at an early stage following the merger, our interaction with our colleagues in M&T is very positive and we are confident as to the growth and synergies this partnership will deliver. We continue to expect that the combination of earnings generated by Allfirst in the first quarter of this year, our 22.5% share of M&T's net income for the subsequent quarters and the impact of the recently completed buyback of 35.9m shares will give a marginally accretive overall result in 2003 relative to the contribution of Allfirst to 2002 group earnings.

Costs

We are targeting an underlying reduction in the cost/income ratio this year. Underlying cost growth for the Group is expected to be around 5%.

Asset Quality

Our retail and commercial loan portfolios are all retaining a high level of quality and resilience, with no signs of material disimprovement. We remain prudent and conservative in our monitoring of corporate credit exposures and do not anticipate loan loss experience that will exceed our expected loan loss parameters. We continue to expect the overall full year provision charge not to exceed 40 basis points as a percentage of average loans. We deem provision coverage, both specific and general, to be good.

Margins

Changing product mix is currently the main factor affecting the net interest margin and we expect attrition of around 20 basis points for the year. To date the lower interest rate environment has been managed to minimise the impact on margins (although, as already noted, the dramatic reduction in Poland has had a negative effect). Further significant cuts would compress margins on the liability side of the balance sheet and have a negative endowment effect as we reinvest maturing investment funds.

Capital Management

In the transition of Allfirst into M&T, the weighted average number of AIB shares for earnings per share purposes increased by approx. 16m. These shares were previously held in trust for Allfirst staff compensation plans. The impact of this increase in our share base will be to dilute 2003 earnings per share by approx. 2.0c, about 1.5%, and is included in the guidance in this update.

We have recently concluded the share buy back programme undertaken following completion of the M&T / Allfirst merger. A total of EUR483m was returned to shareholders through the repurchase of 35.9m shares. The Group's capital ratios remain very strong and a further rolling share buyback programme is one of the actions we intend to pursue as part of our ongoing capital management activities.

Group results for the half-year ended 30th June 2003 will be announced on 29th July 2003.



                                     -ENDS-

For further information please contact:
Alan Kelly                                        Catherine Burke
Head of Group Investor Relations                  Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894




                                                                      APPENDIX 1
Consolidated profit and loss account (unaudited)
for the half-year ended 30 June 2002
                                                                                      Half-year 30 June 2002
                                                                             Continuing  Discontinued
                                                                             Activities  Activities
                                                                                  EUR m     EUR m                 EUR m
Interest receivable:
Interest receivable and similar income arising from
debt securities and other fixed income securities                                   399        98                    497
Other interest receivable and similar income                                      1,478       342                  1,820
Less: interest payable                                                            (960)     (160)                (1,120)
Net interest income                                                                 917       280                  1,197
Other finance income                                                                 29         -                     29
Other income                                                                        549       196                    745
Total operating income                                                            1,495       476                  1,971
Total operating expenses                                                            855       290                  1,145
Group operating profit before provisions                                            640       186                    826
Provisions for bad and doubtful debts                                                48        48                     96
Amounts written off fixed asset investments                                          20        16                     36
Group operating profit                                                              572       122                    694
Income from associated undertakings                                                   5         -                      5
Profit on disposal of property                                                        4         -                      4
Group profit on ordinary activities before taxation                                 581       122                    703
Taxation on ordinary activities                                                     131        35                    166
Group profit on ordinary activities after taxation                                  450        87                    537
Equity and non-equity minority interests in subsidiaries                             12         2                     14
Dividends on non-equity shares                                                        4         -                      4
                                                                                     16         2                     18
Group profit attributable to the ordinary shareholders
of Allied Irish Banks, p.l.c.                                                       434        85                    519
Dividends on equity shares                                                                                           149
Transfer to reserves                                                                                                  40
                                                                                                                     189
Profit retained                                                                                                      330




                                                                                           (unaudited)
Consolidated profit and loss account
for the year ended 31 December 2002
                                                                                   Year 31 December 2002
                                                                                     Continuing Discontinued
                                                                                     Activities   Activities
                                                                                          EUR m        EUR m     EUR m
Interest receivable:
Interest receivable and similar income arising from
debt securities and other fixed income securities                                           783          163       946
Other interest receivable and similar income                                              3,164          643     3,807
Less: interest payable                                                                  (2,117)        (285)   (2,402)
Net interest income                                                                       1,830          521     2,351
Other finance income                                                                         63          (1)        62
Other income                                                                              1,058          459     1,517
Total operating income                                                                    2,951          979     3,930
Total operating expenses                                                                  1,747          571     2,318
Group operating profit before provisions                                                  1,204          408     1,612
Provisions for bad and doubtful debts                                                       110           84       194
Provisions for contingent liabilities and commitments                                         2            -         2
Amounts written off fixed asset investments                                                  43           12        55
Group operating profit                                                                    1,049          312     1,361
Income from associated undertakings                                                           9            -         9
Profit / (loss) on disposal of property                                                       6          (1)         5
Group profit on ordinary activities before taxation                                       1,064          311     1,375
Taxation on ordinary activities                                                             232           74       306
Group profit on ordinary activities after taxation                                          832          237     1,069
Equity and non-equity minority interests in subsidiaries                                     20            4        24
Dividends on non-equity shares                                                                8            -         8
                                                                                             28            4        32
Group profit attributable to the ordinary shareholders
of Allied Irish Banks,p.l.c.                                                                804          233     1,037
Dividends on equity shares                                                                                         429
Transfer to reserves                                                                                                45
                                                                                                                   474
Profit retained                                                                                                    563




Consolidated balance sheet                                                          (unaudited)
31 December 2002
                                                                                         31 December 2002
                                                                                 Continuing  Discontinued
                                                                                 Activities    Activities
                                                                                      EUR m         EUR m          EUR m
Assets
Cash and balances at central banks                                                      996           180          1,176
Items in course of collection                                                           330           841          1,171
Central government bills and other eligible bills                                        11            13             24
Loans and advances to banks                                                           3,364         1,424          4,788
Loans and advances to customers                                                      43,708         9,739         53,447
Securitised assets                                                                    1,002             -          1,002
Less: non-returnable proceeds                                                         (754)             -          (754)
                                                                                        248             -            248
Debt securities                                                                      16,046         2,158         18,204
Equity shares                                                                           161            85            246
Interests in associated undertakings                                                     31             -             31
Intangible fixed assets                                                                 457             -            457
Tangible fixed assets                                                                   954           224          1,178
Own shares                                                                               21           155            176
Other assets                                                                            679           474          1,153
Deferred taxation                                                                        95           150            245
Prepayments and accrued income                                                          791           136            927
Long-term assurance business attributable to shareholders                               352             -            352

                                                                                     68,244        15,579         83,823
Long-term assurance assets attributable to policyholders                              2,226             -          2,226

                                                                                     70,470        15,579         86,049

Liabilities
Deposits by banks                                                                    14,883         1,254         16,137
Customer accounts                                                                    41,894        11,082         52,976
Debt securities in issue                                                              2,159           918          3,077
Other liabilities                                                                     2,458           133          2,591
Accruals and deferred income                                                            725           104            829
Pension liabilities                                                                     443            94            537
Provisions for liabilities and charges                                                   49            11             60
Deferred taxation                                                                       116           411            527
Subordinated liabilities                                                              1,605           567          2,172
Equity and non-equity minority interests in subsidiaries                                181            93            274

Total Liabilities                                                                    64,513        14,667         79,180

Shareholders' funds including non-equity interests                                                                 4,643

                                                                                                                  83,823
Long-term assurance liabilities to policyholders                                                                   2,226

                                                                                                                  86,049



                                                                      APPENDIX 2

Operations by business segment


Profit / (loss) on ordinary activities before
taxation                                                                   Half-year                           Year
                                                                        30 June 2002               31 December 2002
                                                                               EUR m                          EUR m

AIB Bank ROI                                                                     294                            560
AIB Bank GB & NI                                                                 117                            241
USA Division                                                                     117                            295
Capital Markets                                                                  127                            220
Poland Division                                                                   31                             61
Group                                                                             17                            (2)
Total AIB Group                                                                  703                          1,375



The above table shows the profit / (loss) on ordinary activities before taxation by business segment for the half-year 30 June 2002 and the year 31 December 2002. The business segment profits have been restated to reflect the following:


  - The movement of Allied Irish America from USA Division to Capital Markets Division

  - The allocation of pension costs across business segments has been amended. The normalised pension contribution rate appropriate to individual pension schemes has been charged to each operating division. The residual impact of the expected return on pension scheme assets and the interest on pension scheme liabilities is recorded in Group.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)


Date: 11 June, 2003                             By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.